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                              March 9, 2023

       Jennifer B. Clark
       Secretary
       ABP Acquisition LLC
       Two Newton Place
       255 Washington Street, Suite 300
       Newton, Massachusetts 02458

                                                        Re: AlerisLife Inc.
                                                            Schedule
13E-3/Schedule TO-T filed March 8, 2023, as amended
                                                            Filed by ABP
Acquisition 2 LLC, ABP Acquisition LLC, ABP Trust and Adam
                                                            Portnoy
                                                            File No. 005-62369

       Dear Jennifer B. Clark:

              We have reviewed your March 8, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our March 3,
       2023 letter.

       Schedule 13E-3/Schedule TO-T filed March 8, 2023, as amended

       Position of Parent and Mr. Portnoy Regarding the Fairness of the Transaction, page 2

   1. We note your responses to prior comments 1, 2 and 4 and that Adam Portnoy and ABT
                                                        Trust have been added
to the cover and signature pages of the Schedule TO/13E-3 as filing persons.
However, while we note that the applicable disclosure has been revised in response to such
comments to satisfy the disclosure requirements of Mr. Portnoy, it does not appear that the
disclosure has been revised with respect to ABT Trust. For example, there does not appear
to be a statement as to whether ABP Trust believes the going-private transaction is fair to
unaffiliated security holders and an analysis of the material factors relied upon to reach
such a conclusion. Refer to prior comment 4.
 Jennifer B. Clark
ABP Acquisition LLC
March 9, 2023
Page 2
2. We note you response to prior comment 1 regarding your belief that the addition of Mr.
      Portnoy and ABP Trust as bidders would not require dissemination of new offering materials. Please confirm the filing persons have complied and will comply with their obligations described in Exchange Act Rule 13e-3(e)(2) and (f)(2) and Rule 14d-4(d)(1)
      with respect to the March 8 filing and any filings that you will make in response to prior comment 1.
      Please direct any questions to Perry Hindin at 202-551-3444.



                                                            Sincerely,
FirstName LastNameJennifer B. Clark
                                                            Division of
Corporation Finance
Comapany NameABP Acquisition LLC
                                                            Office of Mergers &
Acquisitions
March 9, 2023 Page 2
cc:       Faiz Ahmad
FirstName LastName